
May 1, 2024

Cong Qu
Financial Director
SUPER HI INTERNATIONAL HOLDING LTD.
1 Paya Lebar Link, #09-04
PLQ 1 Paya Lebar Quarter
Singapore 408533

      Re: SUPER HI INTERNATIONAL HOLDING LTD.
          Registration Statement on Form F-1
          Filed April 26, 2024
          File No. 333-278940

Dear Cong Qu:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Super Hi - At a Glance

1.   As requested in comment 3 of our January 12, 2024 letter, please present income from operation margin when restaurant level operating margin is presented. Also disclose where the reconciliation between the IFRS amount and non-IFRS amount is presented. Refer to Item 10(e)(1)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ming Kong